Exhibit 99.35

April 15, 2016

DGSE Companies, Inc.

11311 Reeder Road

Dallas, Texas 75229

Attn: Matthew Peakes, President/CEO

Re: Non-binding Letter of Intent

Dear Mr. Peakes:

This non-binding letter of intent (“LOI”) is intended to sumarize the general terms upon which Elemetal, LLC (“Elemetal”) proposes to satisfy $3,500,000.00 of debt owed by DGSE Companies, Inc., a Nevada corporation (“DGSE”) to Elemetal as a result of bullion-related transactions, in exchange for DGSE stock and DGSE stock options (the “Transaction”).

The acceptance of this LOI will be followed by negotiations by the parties to arrive at definitive documents evidencing their agreement to complete the Transaction and to address, among other things, registration rights, securities-law issues, cash or cashless exercise, assignability of options, and that the Transaction will be conditioned upon receipt of the vote of a majority of shares not owned by Elemetal, NTR Metals, LLC or their affiliates, in addition to any shareholder vote required under stock-exchange rules or state law, and conditioned upon the receipt by DGSE or a Special Committee of DGSE’s Board of Directors of a fairness opinion (the “Definitive Agreements”). All documentation shall be in form and content satisfactory to each of the parties and their respective counsel.

The final terms of the Transaction remain to be negotiated and incorporated into the Definitive Agreements, however a basic understanding of the proposed Transaction is as follows:

In exchange for satisfaction of $3,500,000.00 of debt owed by DGSE to Elemetal as a result of bullion-related transactions (the “Debt”), Elemetal will acquire, (a) 8,536,585 shares of the common stock of DGSE, par value $0.01 per share (the “Shares”), at a stock price of 41 cents per share, which represents an additional premium to Elemetal’s previous proposal, and (b) a one-year option to purchase from DGSE 1,000,000 shares of the common stock of DGSE at the exercise price of 65 cents per share.

If the terms of this LOI are acceptable, please communicate DGSE’s approval by signing where indicated below and returning the countersigned original of this letter to Elemetal.

Sincerely,

Elemetal, LLC

15850 DALLAS PARKWAY    |    DALLAS, TX 75248    |    PHONE 469 522 1111

DGSE Companies, Inc.

April 15, 2016

The terms of this Letter of Intent are hereby accepted as of the 15 day of April, 2016.

DGSE Companies, Inc.

By:	/s/ Matthew Peakes

Matthew Peakes
President, CEO

I have authority to bind the corporation.

15850 DALLAS PARKWAY    |    DALLAS, TX 75248    |    PHONE 469 522 1111